[redacted]

08031052

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Beneficial Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Social Hall Avenue (No. and Street)

Salt Lake City (City) UT (State) 84136 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael P. Maughan 801-933-7862
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

299 South Main Street, Suite 1900 (Address) Salt Lake City (City) UT (State) 84111 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 08 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section
MAR 31 2008
Washington, DC
101

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mike Maughan, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule pertaining to Beneficial Investment Services, Inc., as of and for the year ended December 31, 2007, are true and correct. I further swear (or affirm) that neither Beneficial Investment Services, Inc. nor any officer, proprietor, principal, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Notary Public
KATHY P. GRANGE
8104 Copper Canyon Way
West Jordan, Utah 84088
My Commission Expires
June 23, 2008
State of Utah

Signature

Financial and Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

(x) ( ) Independent Auditors' Report.
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Shareholder's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors.
(x) ( ) Notes to Financial Statements.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (not applicable).
( ) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3 (not applicable).
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 (not required) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not applicable).
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable).
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report (not required).
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17e-5(e)(3).

Deloitte.

Deloitte & Touche LLP
Suite 1900
299 South Main Street
Salt Lake City, UT 84111
USA

Tel: +1 801 328 4706
Fax: +1 801 366 7900
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Beneficial Investment Services, Inc.
Salt Lake City, Utah

We have audited the following financial statements of Beneficial Investment Services, Inc. (the "Company") for the year ended December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company as discussed in Note 6.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of computation of net capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 of the Company as of December 31, 2007 (page 12), is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act

of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the financial statements taken as a whole.

Deloitte + Touche LLP

March 28, 2008

Beneficial Investment Services, Inc.

SEC I.D. No. 8-67011

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$2,753,705
Commissions receivable	335,264
Income tax receivable from parent	693,452
Prepaid expenses	2,969
Security deposits	100,000
TOTAL	$3,885,390

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Due to parent	$2,211,924
Accounts payable and other accrued expenses	33,614
Total liabilities	2,245,538
COMMITMENTS AND CONTINGENCIES	
SHAREHOLDER'S EQUITY	
Common stock ($1.00 par value, 50,000 shares authorized and outstanding at December 31, 2007)	50,000
Additional paid-in capital	2,562,500
Accumulated deficit	(972,648)
Total shareholder's equity	1,639,852
TOTAL	$3,885,390

See notes to financial statements.

Beneficial Investment Services, Inc.

SEC I.D. No. 8-67011

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE:	
Commission revenue	$ 4,297,477
Interest income	69,992
Other income	35,000
Total revenue	4,402,469
OPERATING EXPENSES:	
Commission expense	3,107,875
Employee compensation and benefits	1,266,244
Overhead and support services	428,331
Legal and consulting	354,790
Regulatory fees and expenses	181,811
Clearing fees and expenses	158,455
Software expense	124,293
Travel	100,739
Insurance	53,294
Marketing	30,170
Office supplies	28,691
Employee training and education	28,128
Rent	22,232
Other	112,800
Total operating expenses	5,997,853
NET LOSS BEFORE INCOME TAX BENEFIT	(1,595,384)
Income tax benefit	613,923
NET LOSS	$ (981,461)

See notes to financial statements.

Beneficial Investment Services, Inc.

SEC I.D. No. 8-67011

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
BALANCE—January 1, 2007 (Note 1)	$ 50,000	$ 330,000	$ 8,813	$ 388,813
Forgiveness of amounts owed to parent		2,232,500		2,232,500
Net loss			(981,461)	(981,461)
BALANCE—December 31, 2007	$ 50,000	$ 2,562,500	$ (972,648)	$ 1,639,852

See notes to financial statements.

Beneficial Investment Services, Inc.

SEC I.D. No. 8-67011

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (981,461)
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Commissions receivable	(335,264)
Income taxes receivable from parent	(699,026)
Prepaid expenses	20,631
Security deposits	(98,515)
Accounts payable and other accrued expenses	(5,023)
Due to parent	3,777,426
Net cash provided by operating activities	1,678,768
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,678,768
CASH AND CASH EQUIVALENTS — Beginning of year	1,074,937
CASH AND CASH EQUIVALENTS — End of year	$2,753,705
SUPPLEMENTAL DISCLOSURE OF NONCASH TRANSACTIONS:	
Balances of Allegis Advisors, Inc. pooled with Beneficial Investment Services, Inc. on January 1, 2007 (Note 2):	
Cash	$ 583,059
Income tax receivable from parent	85,413
Security deposits	1,485
Accounts payable and other accrued expenses	(100)
Due to parent	(527,745)
Shareholder's equity	(142,112)
Increase in shareholder's equity and decrease in due to parent-net from the forgiveness of amounts owed to parent	2,232,500

See notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF OPERATIONS

Beneficial Investment Services, Inc. (the "Company"), a securities broker-dealer licensed in 49 states, is subject to regulation under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company was formed on March 12, 2004. The Company is a wholly-owned subsidiary of Beneficial Life Insurance Company ("Beneficial Life").

The Company was approved to operate as a full scope broker-dealer as of May 21, 2007 and began operations as a full scope broker-dealer on August 9, 2007.

On August 1, 2007, Allegis Advisors, Inc. ("Allegis"), another wholly-owned subsidiary of Beneficial Life, was merged with the Company, and the Company remained as the surviving entity. All shares of Allegis were cancelled at the date of the merger. The Company accounted for the merger in accordance with Statement of Financial Accounting Standard (SFAS) No. 141, *Business Combinations*, Appendix D, in a manner similar to pooling of interests. Pooling of interests accounting prescribes that the financial statements be restated so that the business received is reflected in the financial statements as if it had been transferred as of the beginning of the reported upon periods, or January 1, 2007. The pooling of interests resulting from the merger with Allegis is an increase of $142,112 to the Company's total stockholder's equity at January 1, 2007.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Cash and Cash Equivalents — Cash and cash equivalents include all highly liquid investments with original maturities of three months or less.

Commissions Receivable and Commissions Payable — Commissions receivable primarily represent commissions due to the Company from the sale of financial products. Commissions payable represent amounts due to the Company's sales representatives in connection with the sale of financial products.

Security Deposits — Security deposits represent deposits maintained with clearing broker-dealers in connection with the use of their services.

Commissions — The Company, as a full scope broker-dealer, receives revenue from various securities-related companies and pays corresponding registered representative commission. The Company also receives overwrite commissions for a small subset of dually-registered representatives, based on their sale of registered products. Certain representatives of this subset are independent contractors of the other broker- dealer. The commissions paid to these representatives are paid directly to them by the other broker-dealer. As a result, the Company records the net commission received as revenue. Other representatives are employees of Beneficial Life. Commissions paid to these representatives are paid by

Beneficial Life and charged to the Company through due to affiliate. The Company records the gross amount received as commission revenue and the amount paid to the representatives as commission expense.

Income Taxes — The Company's operations are included in the consolidated federal and state income tax returns of Beneficial Life. The Company is allocated a provision or benefit for income taxes based principally on the effect of including its operations in the consolidated provision for income taxes. Deferred income taxes are provided for timing differences in the recognition of revenue and expenses for financial reporting and income tax purposes.

Fair Value of Financial Instruments — The carrying values of cash and cash equivalents, commissions receivable, commissions payable, and accounts payable approximate fair values due to the short-term maturities of these instruments.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation — The Company had a net loss during the current year. Management believes that the Company has sufficient cash balances to fund operations in the following year and that Beneficial Life will continue to support the Company.

Recently Adopted Accounting Pronouncement — In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. This statement is effective beginning January 1, 2008. The Company is currently evaluating the impact of SFAS No. 157 on its financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. Although this statement is voluntary, it is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, *Fair Value Measurements*. SFAS No. 159 is not expected to have a material impact on the Company's consolidated financial condition and results of operations at adoption.

In June 2006, the FASB issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109*. FIN No. 48 presents a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. There is a two-step evaluation process. The first step is recognition and a company must determine whether it is more likely than not that a tax position will be sustained. The second step is measurement. A company that meets the more likely than not tax position should measure the tax position at the largest amount of benefit that has greater than 50% chance of being realized upon ultimate settlement. FIN No. 48 is effective for the Company beginning January 1, 2008. The adoption of FIN No. 48 is not expected to have a material impact on the Company's financial statements.

In December 2007, the FASB issued SFAS No. 141R, *Business Combinations* (SFAS 141R), which replaces SFAS No. 141, *Business Combinations* (SFAS 141). Among other things, SFAS 141R broadens the scope of SFAS 141 to include all transactions where an acquirer obtains control of one or more other businesses; retains the guidance to recognize intangible assets separately from goodwill; requires, with limited exceptions, that all assets acquired and liabilities assumed, including certain of those that arise from contractual contingencies, be measured as their acquisition date fair values; requires most acquisition and restructuring-related costs to be expensed as incurred; requires that step acquisitions, once control is acquired, to be recorded at the full amounts of the fair values of the identifiable assets, liabilities and the noncontrolling interest in the acquire; and replaces the reduction of asset values and recognition of negative goodwill with a requirement to recognize a gain in earnings. The provisions of SFAS 141R are effective for fiscal years beginning after December 15, 2008 and are to be applied prospectively only. Early adoption is not permitted. The Company will apply the provisions of SFAS 141R as required when effective.

3. TAXES

The income tax benefit for the year ended December 31, 2007 is as follows:

Current	$613,923
Deferred	
Income tax benefit	$613,923

A reconciliation of income tax amounts at the federal statutory rate of 35% in 2007 to the provision for income taxes for the year ended December 31, 2007, is as follows:

Amount computed at the statutory rate	$ 558,384
State income tax—net of federal tax	51,850
Other	3,689
Income tax benefit	$ 613,923

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital is calculated as total capital plus subordinated liabilities less nonallowable assets. At December 31, 2007, the Company had regulatory net capital of $508,167, which was $358,464 in excess of its required net capital of $149,703. At December 31, 2007, the Company's aggregate indebtedness was 4.42 times its net capital.

5. RESERVE AND POSSESSION OR CONTROL REQUIREMENTS

Rule 15c3-3 (the Rule) of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards regarding the physical possession or control of fully paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. As the Company is a nonclearing broker-dealer, these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

6. RELATED-PARTY TRANSACTIONS

The Company uses office space provided to it by Beneficial Life, and all accounting and administrative functions are provided by Beneficial Life. Beneficial Life allocates a portion of these costs to the Company. For the year ended December 31, 2007, Beneficial Life allocated total operating expenses to the Company of $5,802,052.

At December 31, 2007, the balance due to parent for reimbursement of such expenses consisted of the following:

Expenses reimbursed by Beneficial Life billed to the Company	$ 1,894,617
Expenses accrued for commissions to be paid by Beneficial Life	264,745
Expenses accrued for salaries and benefits to be paid by Beneficial Life	52,562
Due to parent	$ 2,211,924

The Company also had an income tax receivable from Beneficial Life of $693,452 under its tax-sharing arrangement with Beneficial Life.

During 2007, Beneficial Life forgave amounts owed by the Company totaling $2,232,500. Such amounts were recorded as contributions to shareholder's equity.

7. COMMITMENTS AND CONTINGENCIES

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Company's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between the Company and its clearing agents provide that the Company is obligated to assume any exposure related to nonperformance by the Company's customers in fulfilling their contractual obligations pursuant to securities transactions, to the extent that the transactions relate to agents who are employees of Beneficial Life. It is the opinion of management that the amount of losses, if any, resulting from this exposure is not likely to be material to the financial position or results of operations of the Company.

* * * * * *

SUPPLEMENTAL SCHEDULE

Beneficial Investment Services, Inc.

SEC I.D. No. 8-67011

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2007

NET CAPITAL:	
Total shareholder's equity qualified for net capital	$ 1,639,852
Deductions—nonallowable assets:	
Commissions receivable	(335,264)
Income tax receivable from parent	(693,452)
Prepaid expenses	(2,969)
Security deposits	(100,000)
Total deductions	(1,131,685)
NET CAPITAL	$ 508,167
AGGREGATE INDEBTEDNESS	$ 2,245,538
MINIMUM CAPITAL REQUIRED	$ 149,703
NET CAPITAL IN EXCESS OF MINIMUM CAPITAL REQUIRED	$ 358,464
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	4.42 to 1

Note: The following are reconciliations between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Company's unaudited FOCUS report, Part IIA, Form X17a-5 as of December 31, 2007.

Net capital-unaudited FOCUS report, Part IIA, Form X17a-5	$ 500,167
Adjustments to net capital:	
Adjustment to commissions receivable	8,000
Total net capital-audited	$ 508,167

Deloitte.

Deloitte & Touche LLP
Suite 1900
299 South Main Street
Salt Lake City, UT 84111
USA

Tel: +1 801 328 4706
Fax: +1 801 366 7900
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

March 28, 2008

To the Board of Directors and Shareholders of
Beneficial Investment Services, Inc.
Salt Lake City, Utah 84136

In planning and performing our audit of the financial statements of Beneficial Investment Services, Inc. (the "Company") as of and for the year ended December 31, 2007, (on which we issued our report dated March 28, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

END